                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                   SCHEDULE 13D/A
                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 4)*

                                --------------------

                             Hudson Hotels Corporation
                                  (Name of Issuer)

                      Common Stock, par value $.001 per share
                           (Title of Class of Securities)

                                     443794102
                                   (CUSIP Number)

                                Stephanie B. Mudick
                          General Counsel - Corporate Law
                                   Citigroup Inc.
                                  399 Park Avenue
                              New York, New York 10043
                                   (212) 559-1000
                   (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                  October 8, 1998
              (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                          ------------------
CUSIP NO.  443794102                                          PAGE 2 OF 17 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     SB Motel Corp., 13-3742249
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                               OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [X]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER                   0

 NUMBER OF               -------------------------------------------------------
  SHARES                 8    SHARED VOTING POWER           370,657
BENEFICIALLY
 OWNED BY                -------------------------------------------------------
  EACH                   9    SOLE DISPOSITIVE POWER              0
 REPORTING
PERSON WITH              -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER      370,657

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                   370,657

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)            [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                CO

--------------------------------------------------------------------------------

--------------------                                          ------------------
CUSIP NO.  443794102                                          PAGE 3 OF 17 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Salomon Brothers Holding Company Inc, 13-3082695
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                               OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [X]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER                   0

 NUMBER OF               -------------------------------------------------------
  SHARES                 8    SHARED VOTING POWER           370,657
BENEFICIALLY
 OWNED BY                -------------------------------------------------------
  EACH                   9    SOLE DISPOSITIVE POWER              0
 REPORTING
PERSON WITH              -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER      370,657

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                   370,657

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)            [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                CO

--------------------------------------------------------------------------------

--------------------                                          ------------------
CUSIP NO.  443794102                                          PAGE 4 OF 17 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Salomon Smith Barney Holdings Inc., 22-1660266
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                               OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [X]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER                   0

 NUMBER OF               -------------------------------------------------------
  SHARES                 8    SHARED VOTING POWER           382,057
BENEFICIALLY
 OWNED BY                -------------------------------------------------------
  EACH                   9    SOLE DISPOSITIVE POWER              0
 REPORTING
PERSON WITH              -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER     382,057

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                   382,057

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)            [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                HC

--------------------------------------------------------------------------------

--------------------                                          ------------------
CUSIP NO.  443794102                                          PAGE 5 OF 17 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Citigroup Inc., 52-1568099
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                               OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER                   0

 NUMBER OF               -------------------------------------------------------
  SHARES                 8    SHARED VOTING POWER           382,057
BENEFICIALLY
 OWNED BY                -------------------------------------------------------
  EACH                   9    SOLE DISPOSITIVE POWER              0
 REPORTING
PERSON WITH              -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER     382,057

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                   382,057

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)            [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                HC

--------------------------------------------------------------------------------

          This Amendment No. 4 to the statement on Schedule 13D, dated November 27, 1996, as thereafter amended (the "Schedule 13D"), of Citigroup Inc. (formerly Travelers Group Inc.) and certain of its subsidiaries is being filed with respect to the Common Stock, $0.001 par value (the "Common Stock"), of Hudson Hotels Corporation, a New York corporation (the "Issuer").

Item 2.   IDENTITY AND BACKGROUND.

          (a), (b), (c) and (f)    This item as set forth in the Schedule 13D is
deleted and the following is inserted in its place:

          "This Statement on Schedule 13D is being filed by SB Motel Corp., a Delaware corporation ("SBMC"), Salomon Brothers Holding Company Inc, a Delaware corporation ("SBHC"), Salomon Smith Barney Holdings Inc. (formerly Salomon Inc), a Delaware corporation ("SSB Holdings"), and Citigroup Inc., a Delaware corporation ("Citigroup"). All of the Common Stock reported herein, other than the Common Stock held in accounts managed by a subsidiary of SSB Holdings, is directly beneficially owned by SBMC. SBMC is a wholly owned subsidiary of SBHC, which is a wholly owned subsidiary of SSB Holdings. SSB Holdings is a wholly owned subsidiary of Citigroup. The principal executive offices of SBMC, SBHC, and SSB Holdings are located, and the principal business of each are conducted, at 388 Greenwich Street, New York, New York 10013. The principal executive offices of Citigroup are located, and the principal business is conducted, at 399 Park Avenue, New York, New York, 10043.

          SBMC engages in no direct activities. The principal business of SBHC is dealing in swaps and certain over-the-counter instruments, lending and holding certain investments. SBHC owns all the outstanding shares of common stock of Salomon Smith Barney Inc., a registered broker-dealer. SSBH engages in no direct activities. Citigroup businesses produce a broad range of financial services -- asset management, banking and consumer finance, credit and charge cards, insurance, investments, investment banking and trading -- and use diverse channels to make them available to consumer and corporate customers around the world. Among these businesses are Citibank, Commercial Credit, Primerica Financial Services, Salomon Smith Barney, SSBC Asset Management, Travelers Life & Annuity and Travelers Property Casualty.

          The names, citizenship, business addresses and principal occupations or employment of each of the executive officers and directors of Citigroup and SBMC are set forth in Annexes A and B, which are incorporated herein by reference."

          (d) and (e)    The last paragraph of this item as set forth in the
Schedule 13D is deleted and the following is inserted in its place:

          "Except as set forth or incorporated by reference herein, during the last five years, none of Citigroup, SSB Holdings, SBHC or SBMC or, to the best knowledge of Citigroup, any of


                                  PAGE 6 OF 17 PAGES
the persons listed in Annexes A or B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any material judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 4.   PURPOSE OF TRANSACTION.

          The following is inserted after the final paragraph of the item as set forth in the Schedule 13D:

          "Pursuant to an Agreement and Plan of Merger, dated as of April 5, 1998, between Travelers Group Inc. and Citicorp, as modified, on October 8, 1998, Citicorp merged with and into Citi Merger Sub Inc. (the "Subsidiary"), a wholly owned subsidiary of Travelers Group Inc. (the "Merger"). In connection with the Merger, the Subsidiary, which continued as the surviving corporation in the Merger, changed its name to Citicorp and Travelers Group Inc. changed its name to Citigroup Inc. As a result of the Merger, on October 8, 1998, the composition of the Citigroup Board of Directors changed."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b)    This item as set forth in the Schedule 13D is deleted
and the following is inserted in its place:

          "By reason of their relationship, Citigroup, SSB Holdings and SBHC may be deemed to share voting and dispositive power with respect to shares of Common Stock directly beneficially owned by SBMC. Similarly, Citigroup and SSB Holdings may be deemed to have an indirect beneficial interest in the shares of Common Stock held in accounts managed by a subsidiary of SSB Holdings. As of October 8, 1998, Citigroup, SSB Holdings and SBHC may be deemed to beneficially own the 370,657 shares of Common Stock owned by SBMC and the 11,400 shares of Common Stock held in accounts managed by a subsidiary of SSB Holdings, which represents 382,057 shares of Common Stock or 7.4% of the outstanding shares of Common Stock (based on 5,159,162 shares of Common Stock outstanding as of July 18, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).

          Except as set forth or incorporated by reference herein, none of Citigroup, SSB Holdings, SBHC, SBMC or, to the best knowledge of Citigroup, the persons listed in Annexes A or B hereto beneficially owned any Common Stock on October 8, 1998."


                                  PAGE 7 OF 17 PAGES

          (c) This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

          "The dates, number of shares and prices per share for all purchases and sales of Common Stock by a subsidiary of SSB Holdings from August 7, 1998 through October 8,1998 are shown on Annex C hereto, which is incorporated herein by reference. All such purchases and sales of Common Stock were effected in the over-the-counter market."


















                                  PAGE 8 OF 17 PAGES

                                       ANNEXES
                                       -------

A.   Executive Officers and Directors of Citigroup Inc.

B.   Executive Officers and Directors of SB Motel Corp.

C. Description of Purchases and Sales of shares of Common Stock by a subsidiary of SSB Holdings from August 7, 1998 through October 8,1998.

D. Agreement among SBMC, SBHC, SSB Holdings and Citigroup as to joint filing of Schedule 13D.

















                                  PAGE 9 OF 17 PAGES

                                      SIGNATURE
                                      ---------

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 1998
                                         SB MOTEL CORP.

                                         By: /s/ Saul M. Rosen
                                            ---------------------------------
                                            Name: Saul M. Rosen
                                            Title: Assistant Treasurer

                                         SALOMON BROTHERS HOLDING COMPANY INC


                                         By: /s/ Stephanie B. Mudick
                                            ---------------------------------
                                            Name: Stephanie B. Mudick
                                            Title: Assistant Secretary

                                         SALOMON SMITH BARNEY HOLDINGS INC.


                                         By: /s/ Stephanie B. Mudick
                                            ---------------------------------
                                            Name: Stephanie B. Mudick
                                            Title: Assistant Secretary

                                         CITIGROUP INC.

                                         By: /s/ Stephanie B. Mudick
                                            ---------------------------------
                                            Name: Stephanie B. Mudick
                                            Title: Assistant Secretary


                                 PAGE 10 OF 17 PAGES

                                                                October 20, 1998

                                       ANNEX A

                         EXECUTIVE OFFICERS AND DIRECTORS OF
                         -----------------------------------
                                    CITIGROUP INC.
                                    --------------

NAME, TITLE AND CITIZENSHIP   PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------   -----------------------------------------

C. Michael Armstrong          Chairman & Chief Executive Officer
Director (USA)                AT&T Corp.
                              295 North Maple Avenue
                              Basking Ridge, New Jersey  07920

Judith Arron                  Executive Director
Director (USA)                Carnegie Hall Corporation
                              881 Seventh Avenue
                              New York, New York  10019

Alain J.P. Belda              President & Chief Operating Officer
Director (Brazil)             Aluminum Company of America (Alcoa)
                              201 Isabella Street, Room 6J12
                              Pittsburgh, Pennsylvania  15212-5858

Kenneth J. Bialkin            Partner
Director (USA)                Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                              New York, New York  10022

Kenneth T. Derr               Chairman & Chief Executive Officer
Director (USA)                Chevron Corporation
                              575 Market Street
                              San Francisco, California  94105

John M. Deutch                Institute Professor
Director (USA)                Massachusetts Institute of Technology
                              77 Massachusetts Avenue, Room 6-208
                              Cambridge, Massachusetts  02139

Ann Dibble Jordan             Consultant & Former Director of Social Services,
Director (USA)                University of Chicago Medical Center
                              2904 Benton Place, NW
                              Washington, DC  20008



                                 PAGE 11 OF 17 PAGES

Reuben Mark                   Chairman & Chief Executive Officer
Director (USA)                Colgate-Palmolive Company
                              300 Park Avenue
                              New York, New York  10022-7499

Michael T. Masin              Vice Chairman, President International & Director
Director (USA)                GTE Corporation
                              One Stamford Forum
                              Stamford, Connecticut  06904

Dudley C. Mecum               Managing Director
Director (USA)                Capricorn Management
                              30 East Elm Street
                              Greenwich, Connecticut  06830

Richard D. Parsons            President
Director (USA)                Time Warner, Inc.
                              75 Rockefeller Plaza, 29th Floor
                              New York, New York  10019

Andrall E. Pearson            Chairman & Chief Executive Officer
Director (USA)                Tricon Global Restaurants, Inc.
                              660 Steamboat Road
                              Greenwich, Connecticut  06830

John S. Reed                  Chairman & Co-Chief Executive Officer
Director & Executive          Citigroup Inc.
Officer (USA)                 399 Park Avenue
                              New York, New York  10043

Robert B. Shapiro             Chairman & Chief Executive Officer
Director (USA)                Monsanto Company
                              800 North Lindbergh Blvd.
                              Mail Zone D1S
                              St. Louis, Missouri  63167

Franklin A. Thomas            Lawyer/Consultant & Former President,
Director (USA)                The Ford Foundation
                              595 Madison Avenue, 33rd Floor
                              New York, New York  10022


                                 PAGE 12 OF 17 PAGES

Sanford I. Weill              Chairman & Co-Chief Executive Officer
Director & Executive          Citigroup Inc.
Officer (USA)                 399 Park Avenue
                              New York, New York  10043

Edgar S. Woolard, Jr.         Former Chairman & Chief Executive Officer
Director (USA)                E.I. du Pont de Nemours & Company
                              1007 Market Street
                              Wilmington, Delaware  19898

Arthur Zankel                 General Partner
Director (USA)                First Manhattan Company
                              437 Madison Avenue
                              New York, New York  10022

The Honorable Gerald R. Ford  Former President of the United States
Honorary Director (USA)       Post Office Box 927
                              Rancho Mirage, California  92270

William I. Campbell           Co-Chief Executive Officer of Citigroup's Global
Executive Officer             Consumer Business
(USA and Canada)              1 Court Square
                              Long Island City, New York 11120

Michael A. Carpenter          Head of Affluent Market Section of Citigroup's
Executive Officer (USA)       Global Consumer Business
                              153 East 53rd Street
                              New York, New York 10043

Paul J. Collins               Vice Chairman
Executive Officer (USA)       Citigroup Inc.
                              399 Park Avenue
                              New York, New York 10043

James Dimon                   President
Executive Officer             Citigroup Inc.
                              388 Greenwich Street
                              New York, New York 10013

Thomas W. Jones               Chief Executive Officer
Director & Executive          of SSBC Asset Management
Officer (USA)                 388 Greenwich Street
                              New York, New York 10013


                                 PAGE 13 OF 17 PAGES

Robert I. Lipp                Co-Chief Executive Officer of Citigroup's Global
Executive Officer (USA)       Consumer Business & Chairman of Travelers Property
                              Casualty Corp.
                              153 East 53rd Street
                              New York, New York 10043

Deryck C. Maughan             Chairman & Co-Chief Executive Officer
Director (Great Britain)      Salomon Smith Barney Holdings Inc.
                              388 Greenwich Street
                              New  York, New York 10013

Victor J. Menezes             President
Executive Officer (India)     Citibank, N.A.
                              399 Park Avenue
                              New York, New York 10043

Heidi G. Miller               Chief Financial Officer
Executive Officer (USA)       Citigroup Inc.
                              399 Park Avenue
                              New York, New York  10043

Charles O. Prince, III        Co-General Counsel & Corporate Secretary
Executive Officer (USA)       Citigroup Inc.
                              399 Park Avenue
                              New York, New York  10043

John J. Roche                 Co-General Counsel
Executive Officer (USA)       Citigroup Inc.
                              399 Park Avenue
                              New York, New York  10043

Mary Alice Taylor             Corporate Executive Vice President
Executive Officer (USA)       Citicorp & Citibank, N.A.
                              1 Court Square
                              Long Island City, New York 11120





                                 PAGE 14 OF 17 PAGES

                                       ANNEX B

                         EXECUTIVE OFFICERS AND DIRECTORS OF
                         -----------------------------------
                                    SB MOTEL CORP.
                                    --------------


NAME, TITLE AND CITIZENSHIP   PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------   -----------------------------------------

Deryck C. Maughan             Chairman & Co-Chief Executive Officer
President and Director        Salomon Smith Barney Holdings Inc.
(Great Britain)               388 Greenwich Street
                              New York, New York 10013

Saul M. Rosen                 Managing Director
Assistant Treasurer (USA)     Salomon Smith Barney Inc.
                              388 Greenwich Street
                              New York, New York 10013

Zachary Snow                  Managing Director
Director (USA)                Salomon Smith Barney Inc.
                              388 Greenwich Street
                              New York, New York 10013

Jaime H. Taicher              Vice President
Assistant Secretary (USA)     Salomon Smith Barney Inc.
                              388 Greenwich Street
                              New York, New York 10013



                                 PAGE 15 OF 17 PAGES

                                       ANNEX C

     Set forth below are the purchases and sales of shares of Common Stock by a subsidiary of SSB Holdings from August 7, 1998 through October 8, 1998.


                       Number of         Number of
     Trade Date     Shares Purchased    Shares Sold    Price Per Share
     -----------------------------------------------------------------

     9/1/98                                500              $2.75
     9/3/98                              1,000              $2.375













                                 PAGE 16 OF 17 PAGES

                                      ANNEX D

                    AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D
                    --------------------------------------------

     Each of the undersigned hereby affirms that it is individually eligible to use Schedule 13D, and agrees that this Schedule 13D is filed on its behalf.

Date:  October 26, 1998

                                   SB MOTEL CORP.

                                   By: /s/ Saul M. Rosen
                                      ---------------------------------
                                      Name: Saul M. Rosen
                                      Title: Assistant Treasurer


                                   SALOMON BROTHERS HOLDING COMPANY INC


                                   By: /s/ Stephanie B. Mudick
                                      ---------------------------------
                                      Name: Stephanie B. Mudick
                                      Title: Assistant Secretary

                                   SALOMON SMITH BARNEY HOLDINGS INC.


                                   By: /s/ Stephanie B. Mudick
                                      ---------------------------------
                                      Name: Stephanie B. Mudick
                                      Title: Assistant Secretary


                                   CITIGROUP INC.

                                   By: /s/ Stephanie B. Mudick
                                      ---------------------------------
                                      Name: Stephanie B. Mudick
                                      Title: Assistant Secretary



                                 PAGE 17 OF 17 PAGES